SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                         NATIONAL WIRELESS HOLDINGS INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     Shares of Common Stock, $.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    638560102
                                 (CUSIP Number)

                              Laurence S. Zimmerman
                             LHC Communications LLC

                        599 Lexington Avenue, Suite 2300
                            New York, New York 10022

                                 with a copy to:
                             Edward Klimerman, Esq.
                                  RubinBaum LLP
                        30 Rockefeller Plaza, 29th Floor

                            New York, New York 10112
                                 (212) 698-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 16, 2000
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. x

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 9

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                              SCHEDULE 13D

 CUSIP NO. 638560102                                     PAGE 2 OF 9
---------------------                                 --------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     LAURENCE S. ZIMMERMAN

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                      (b) x

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     WC, PF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

     NUMBER OF        7        SOLE VOTING POWER       113,900(1)
       SHARES
    BENEFICIALLY      8        SHARED VOTING POWER   165,050(2)
      OWNED BY
        EACH          9        SOLE DISPOSITIVE POWER    113,900(1)
     REPORTING
       PERSON
        WITH         10        SHARED DISPOSITIVE POWER   165,050(2)

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 278,950(1)(2)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.4%(3)

 14  TYPE OF REPORTING PERSON*
                                      IN

----------------------------------------------------

(1)Includes, in addition to 103,900 shares owned individually by the Reporting Person, 10,000 shares owned by LHC Communications LLC, of which the Reporting Person is the sole member.
(2)Includes (a) 147,550 shares owned by Kimlar Consulting Corp., which the Reporting Person controls and of which the Reporting Person and his spouse are the sole stockholders and directors and officers, but which might be deemed to share voting power with the Reporting Person; and (b) an aggregate of 1,000 shares of Common Stock owned by the Reporting Person's two minor children.
(3)Calculated on the basis of 3,333,000 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2000 (filed on March 10, 2000).

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
------   -------------------
         This Statement on Schedule 13D relates to the Common Stock, $.01 par value NIS per share (the "Shares"), of National Wireless Holdings Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 249 Royal Palm Way, Suite 301, Palm Beach, Florida 33480.

Item 2.  Identity and Background.
------   -----------------------
         This Statement on Schedule 13D is filed on behalf of Laurence S. Zimmerman. Mr. Zimmerman's business address is c/o LHC Communications LLC, 599 Lexington Avenue, Suite 2300, New York, New York 10022. Mr. Zimmerman's principal occupation is being President of LHC Communications LLC, a private investment firm beneficially owned by Mr. Zimmerman which has interests in technology, wireless telephony, wireless cable, telecommunications and other investments.

         During the past five years Mr. Zimmerman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Zimmerman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------
         Mr. Zimmerman acquired the 103,900 Shares individually owned by him for approximately $2,520,264, using his personal funds; the 1,000 Shares owned by his minor

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children for approximately $22,000, using his personal funds; LHC Communications
LLC, of which Mr. Zimmerman is the sole member, acquired its 10,000 Shares for approximately $180,000 using working capital; and Mr. Zimmerman's controlled entity, Kimlar Consulting Corp., acquired its 165,050 Shares for approximately $2,947,050, using working capital. See Item 5(c) and Exhibit 1 hereto for the portion of the above-mentioned purchases by the Reporting Person during the past 60 days. The Reporting Person and his controlled entities possess portfolios generally containing securities other than those of the Issuer and held in margin accounts at major domestic brokerage firms which may have debit balances. Since the portfolio securities generally include shares other than those of the Issuer, it is impractical to determine the amount borrowed with respect to the Shares held in such general accounts.

Item 4. Purpose of the Transaction.

         As reflected by the Reporting Person's Schedule 13G filed with respect to the Shares on December 2, 1999 (as amended by Amendment No. 1 filed on February 11, 2000), the Reporting Person had initially acquired the Shares for investment purposes. However, the Reporting Person has become increasingly dissatisfied with the Issuer's performance, particularly the failure of the Issuer's management to move decisively to utilize its available funds to exploit opportunities in the telecommunications market or to otherwise take action to maximize shareholder value. The Reporting Person expressed his dissatisfaction to the Board of Directors at its February 10, 2000 meeting, which at his request he was permitted to attend as a guest. However, the Reporting Person does not believe that management or the Board have taken the necessary corrective actions. Accordingly, the Reporting Person has now decided to consider

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and possibly promote appropriate  methods to maximize  shareholder value and the profitability of his investment, including, without limitation, the possible actions described below.

         As a substantial stockholder of the Issuer and in light of the Issuer's disappointing performance, the Reporting Person intends to closely scrutinize and monitor developments at the Issuer and may attempt to affect the policies of the Issuer, with or without the possible cooperation of as yet uncontacted stockholders, in order that the long-term potential shareholder value of the Issuer and the profitability of his investment be realized.

         The Reporting Person may consider seeking representation on the Board of Directors of the Issuer in the future. The Reporting Person may suggest to the Issuer business strategies and strategic alternatives to enhance shareholder value, which might include, among other things, acquisitions, dispositions, changes in management or a merger, and the Reporting Person may decide to attempt to identify investment opportunities to the Issuer or to contact strategic or financial buyers for the Issuer or a portion of its assets. The Reporting Person may also consider the possibility of engaging in a proxy solicitation or acquiring control of the Issuer in the future, alone or with others. It should not, however, be assumed that the Reporting Person will formulate a plan to acquire control of the Issuer, seek representation on the Board of Directors of the Issuer or cause the Issuer to pursue any particular strategic alternative. The Reporting Person has not had any discussion with the Issuer with respect to or representation on the Board of Directors. The Reporting Person intends to review his position with respect to the Issuer and his Shares from time to time.

         Subject to applicable legal requirements and the factors referred to below, the Reporting Person (personally or through controlled entities) may purchase from time to time in open market or privately negotiated transactions additional Shares. In determining whether to purchase additional Shares, the Reporting Person intends to consider various factors, including, without limitation, the following: the availability of Shares for purchase at particular price levels; the business and prospects of the Issuer; the cash availability and needs of the Reporting Person and his controlled entities; other business and investment opportunities available to the Reporting Person; economic conditions; competitive conditions, stock market and money market conditions; applicable legal and regulatory requirements, if any; and other plans and requirements of the Reporting Person. In addition, depending upon, among other things, the matters referred to above, the Reporting Person may determine to dispose of all or a portion of his Shares and the Shares held by his controlled entities.

         The Reporting Person's actions could also include one or more of the other transactions, changes or event specified in clauses (a) through (j) of
Item 4 of the form of Schedule 13D, although the Reporting Person does not have any present specific plans or proposals in this regard.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) and (b)

         See the Information contained in Item 7-13 of the Reporting Person's cover page for the aggregate number and percentage of total outstanding Shares beneficially owned by the Reporting Person.

(c) The table set forth in Exhibit 1 hereto contains certain information with respect to all transactions in the Shares effected by the Reporting Person during the past 60 days, and is incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         Securities of the Issuer.
         ------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting or any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies), although the Reporting Person reserves the right to develop such in the future.

Item 7.  Materials to be Filed as Exhibits.
------   ---------------------------------
         Exhibit 1: Purchases of Shares by the Reporting Person during the past 60 days.

                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2000
/s/ Laurence S. Zimmerman

Laurence S. Zimmerman

                             Exhibit 1

Purchases of Shares by Laurence S. Zimmerman during the past 60 days (all transactions effected on NASDAQ Small Cap Market)

                                                     PRICE PER SHARE
      DATE        NUMBER OF SHARES PURCHASED   (BEFORE COMMISSIONS AND FEES)

     3/16/00                     7,500                   $32.50
      3/17                         500                    30.875
      3/17                         500                    30.875
      3/17                         500                    30.875
      3/17                         500                    30.625
      3/17                       1,000                    31.00
      3/20                       1,000                    30.00
      3/27                         100                    29.25
      3/31                         800                    30.125
       4/4                       1,000                    29.75
       5/4                         900                    20.50
       5/7                       5,000                    18.781
       5/8                       5,000                    18.80

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